UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2019

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

The fourth paragraph and “Forward Looking Statements” of the press release attached to this Form 6-K are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-195124, 333-204795, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On May 23, 2019, Can-Fite BioPharma Ltd. issued a press release announcing that it has been selected for a podium presentation in a session of ‘Selected Abstracts of Excellence’ titled, “Namodenoson anti-NAFLD/NASH Activity is Mediated via De-regulation of the Wnt/β-catenin Pathway” at the 2nd Annual International Conference on Fatty Liver (ICFL 2019) in Berlin, Germany which takes place on June 27-29, 2019. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated May 23, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2019	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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